Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following proxy ballot disclosure was distributed to Full and Associate Members of the CBOT after business hours on Friday, January 23, 2004.

January 23, 2004

BOARD OF TRADE

OF THE CITY OF CHICAGO, INC. (CBOT®)

PROXY BALLOT DISCLOSURE

TO MEMBERS:

The Board of Directors has called for a Special Meeting of the Membership, to be held at 2:30 p.m. Central time on Thursday, February 12, 2004, in the Visitor Center Theater, Fifth Floor of the CBOT’s offices at 141 West Jackson Blvd., Chicago, Illinois 60604 for the purpose of conducting a membership vote on the proposition described below.

Full Members will be entitled to one vote for each Full Membership owned and Associate Members will be entitled to one-sixth of one vote for each Associate Membership owned. No other class of membership will be entitled to vote on this proposition. The proposition will be approved if Full Members and Associate Members, voting together as a single class based upon their respective voting rights, cast at least 300 votes at the Special Meeting of the Membership, whether in person or by proxy, and at least a majority of the votes cast are in favor of the proposition.

We have enclosed a Proxy Ballot for your use in voting on the proposition described below. The Special Meeting and related Proxy Ballot solicitation will be conducted in accordance with Delaware law and our Amended and Restated Certificate of Incorporation, Bylaws and Rules and Regulations.

PROPOSITION – COMMENT

Summary

As described more fully below, the proposition is to approve amendments to Rules 210.00 (Full Member CBOE “Exercise” Privilege) and 221.00 (Delegation) of the CBOT’s Rules and Regulations. It is expected that the amendments to these Rules would be effective immediately following approval by the Members and the Commodity Futures Trading Commission (CFTC).

If the proposition is approved by the Members, each of the 1,402 CBOT Full Members will have the right to provide the CBOT a written request to issue to such CBOT Full Member an “Exercise Right Privilege.” An Exercise Right Privilege is a Chicago Board Options Exchange (CBOE) Exercise Right that, to the extent provided in Rules 210.00 and 221.00, as proposed to be amended, and in that certain Agreement, dated December 17, 2003, between the CBOE and the CBOT (the 2003 Agreement), has been unbundled from the other rights and privileges appurtenant to a CBOT Full Membership in order to enable the unbundled Exercise Right Privilege to be bought, sold or leased separate and apart from such CBOT Full Membership.

The CBOE Exercise Right, which was granted to each of the 1,402 CBOT Full Members when the CBOE was formed in 1972, is set forth in the certificate of incorporation of the CBOE and represents the right of CBOT Full Members to become a member of the CBOE without having to purchase a membership in such exchange.

Background

In January 2000, the Board of Directors authorized and approved a general restructuring strategy, which contemplated the restructuring of the CBOT into one or more for-profit companies. In January 2001, the CBOT filed a Registration Statement on Form S-4 (Reg. No. 54370) with the Securities and Exchange Commission (SEC) related to certain restructuring transactions authorized and approved by the Board of Directors. The restructuring transactions then contemplated a restructuring of the CBOT into a single for-profit company and the issuance of Class A common stock, representing equity interests in the for-profit company, and Class B common stock, representing the five classes of Memberships and Membership Interests.

In August 2001, the CBOT entered into an agreement with the CBOE (as amended, the 2001 Agreement) for the purpose of resolving certain disputes between the exchanges related to CBOT’s proposed restructuring and the expanded operation of the CBOT’s electronic trading system. The 2001 Agreement contemplated that the CBOT would issue an “Exercise Coupon” to each of the 1,402 CBOT Full Members in connection with the then proposed restructuring transactions. Subject to the terms and conditions of the 2001 Agreement, the Exercise Coupon represented the CBOE Exercise Right and entitled the holder thereof, when held together with the other interests issued to CBOT Full Members in connection with the restructuring transactions, to become an exerciser member of the CBOE. The 2001 Agreement further contemplated that Exercise Coupons were eligible to be bought, sold, held and leased by the CBOE and its members.

In September 2001, the Board of Directors authorized and approved certain refinements to the restructuring transactions, which resulted in the currently proposed restructuring transactions, as described in that certain Registration Statement on Form S-4 (Reg. No. 333-72184) filed with the SEC by CBOT Holdings, Inc. The currently proposed restructuring transactions contemplate the creation of a holding company structure involving the issuance to Members of common stock in the holding company and memberships in an exchange subsidiary of such holding company. In addition, the currently proposed restructuring transactions contemplate the issuance to CBOT Full Members of a class of membership that is intended to serve as the “Exercise Coupon” within the meaning of the 2001 Agreement.

In October 2003, representatives of the CBOE contacted the CBOT concerning their desire to enter into an arrangement that would facilitate the purchase by the CBOE of “Exercise Coupons” from CBOT Full Members in advance of the completion of the restructuring transactions. Shortly thereafter, representatives of the CBOE and the CBOT began discussing and negotiating the terms of such an arrangement, the culmination of which is the 2003 Agreement.

On December 16, 2003, the Board of Directors unanimously approved the 2003 Agreement. A copy of the 2003 Agreement is set forth as Appendix A hereto. On January 13, 2004, the Board of Directors unanimously approved amendments to Rules 210.00 and 221.00 of the CBOT Rules and Regulations, in each case, to facilitate the arrangement contemplated by the 2003 Agreement. A copy of the proposed amendments to Rules 210.00 and 221.00 of the CBOT Rules and Regulations are set forth as Appendix B hereto.

Description of the Proposition

Introduction. The proposition is to approve amendments to Rules 210.00 (Full Member CBOE “Exercise” Privilege) and 221.00 (Delegation) of the CBOT’s Rules and Regulations. It is expected that the amendments to these Rules would be effective immediately following approval by the Members and the CFTC.

If the proposition is approved by the Members, each of the 1,402 CBOT Full Members will have the right to provide the CBOT a written request to issue to such CBOT Full Member an “Exercise Right Privilege.” An Exercise Right Privilege is a CBOE Exercise Right that, to the extent provided in Rules 210.00 and 221.00, as proposed to be amended, and in the 2003 Agreement, has been unbundled from the other rights and privileges appurtenant to a CBOT Full Membership in order to enable the unbundled Exercise Right Privilege to be bought, sold or leased separate and apart from such CBOT Full Membership.

Impact on the CBOE Exercise Right. In order to utilize the CBOE Exercise Right to become a member of the CBOE without having to purchase a membership on such exchange, the holder of a CBOT Full Membership or delegate thereof must (1) be in possession of an Exercise Right Privilege, (2) be in possession of all of the other rights and privileges appurtenant to a CBOT Full Membership and (3) meet the applicable membership and eligibility requirements of the CBOT and be deemed to be a “CBOT Full Member” or “CBOT Full Member Delegate,” as applicable, under the CBOT Rules and Regulations then in effect.

A holder or delegate of a CBOT Full Membership in respect of which an Exercise Right Privilege has not been issued and who meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a “CBOT Full Member” or “CBOT Full Member Delegate,” as applicable, under the Rules and Regulations then in effect is also entitled to utilize the CBOE Exercise Right to become a member of the CBOE without having to purchase a membership on such exchange. For purposes of Rules 210.00 and 221.00, as proposed to be amended, possession is deemed to include possession by ownership or lease, or as a nominee.

Purchase, Sale, Lease and Transfer of Exercise Right Privileges. As described above, the Exercise Right Privileges may be separately bought, sold, leased or otherwise transferred and may be unbundled and rebundled with CBOT Full Memberships in respect of which an Exercise Right Privilege has been previously issued for purposes of qualifying the holder to utilize the CBOE Exercise Right to become a member of the CBOE without having to purchase a membership on such exchange. Importantly, persons who are not Members, including, without limitation, the CBOE, shall be free to purchase and to hold, lease or sell Exercise Right Privileges and shall not be obligated to apply or qualify for membership solely for purposes of purchasing, holding, leasing or selling Exercise Right Privileges.

In connection with the sale or transfer of a CBOT Full Membership in which the associated Exercise Right Privilege has been previously issued and sold or transferred, the seller or transferor and the purchaser or transferee will be required to acknowledge in writing that the CBOT Full Membership being transferred or acquired does not have associated with it an Exercise Right Privilege and therefore such purchaser or transferee, or such purchaser’s or transferee’s subsequent transferees, may not become a member of CBOE without otherwise possessing the Exercise Right Privilege. A copy of such written acknowledgement will be maintained by the CBOT. The ownership of every Exercise Right Privilege will be recorded in the CBOT’s books and records. No claim of ownership of an Exercise Right Privilege will be recognized, and no sale, lease or other transfer of an Exercise Right Privilege or of any interest therein will be valid or effective for any purpose whatsoever, unless and until it is reflected in the CBOT’s books and records.

Impact of Sale of Exercise Right Privilege on Membership Status. The unbundling and issuance, and the sale, lease, or transfer of an Exerciser Right Privilege by a CBOT Full Member shall not effect the status of such CBOT Full Member as a CBOT Full Member under the CBOT Rules and Regulations except as otherwise contemplated by Rules 210.00 and 221.00, as proposed to be amended.

Application of Rules and Regulations to Exercise Right Privileges. Except as provided above with respect to application and qualification for membership and as provided below with respect to significant offers by the CBOE, Rules 252.00 (Proceeds of Membership) and 276.00 (Suspended Member – Time for Settlement) and Regulation 249.01 (Purchase and Sale or Transfer of Membership or Membership Interest) shall be deemed to apply to Exercise Right Privileges.

Notwithstanding the foregoing, the CBOE, including its successors and affiliates, shall be permitted to make one or more offers to purchase a substantial number of Exercise Right Privileges and to acquire and own Exercise Right Privileges without regard to the requirements of Regulation 249.01 other than the requirements reasonably related to the filing and settlement of claims against the proceeds of any such purchase pursuant to Rule 252.00. As a result, the CBOE will not be subject to certain requirements and procedures set forth in Regulation 249.01 in connection with an offer to purchase a substantial number of Exercise Right Privileges, including, without limitation, the deposit requirement and certain procedures related to the posting of bids and offers. In addition, the CBOE shall not be obligated to pay to the CBOT a transfer fee pursuant to Rule 243.00 upon consummation of one or more transactions in connection with any offer by it to purchase a substantial number of Exercise Right Privileges.—A “substantial number of Exercise Right Privileges” means an amount equal to the greater of (1) 20% of the Exercise Right Privileges then in existence, whether bundled or unbundled from CBOT Full Memberships, and not held by the CBOE and (2) 50 Exercise Right Privileges.

We have been informed that the CBOE is in the process of arranging for financing to facilitate making an offer to purchase Exercise Right Privileges. We have been further informed that any such offer would be intended to qualify as an offer to purchase a substantial number of Exercise Right Privileges. However, we can provide no assurances that CBOE will be successful in arranging for such financing or that CBOE will make an offer to purchase Exercise Right Privileges. Furthermore, if the CBOE were to make such an offer to purchase, we can provide no assurances as to the timing of such an offer or the price at which the CBOE would offer to purchase Exercise Right Privileges.

Market for Exercise Right Privileges. The CBOT intends to administer a bid/offer market for (1) CBOT Full Memberships with a bundled Exercise Right Privilege, (2) CBOT Full Memberships without a bundled Exercise Right Privilege and (3) Exercise Right Privileges, which is, in each case, comparable in operation to existing markets for buying and selling Memberships and Membership Interests.

You should be aware, however, that no assurances can be given that markets will develop for CBOT Full Memberships without a bundled Exercise Right Privilege or Exercise Right Privileges. Furthermore, if a market does develop for these interests, such a market could reduce the liquidity of the market for CBOT Full Memberships with a bundled Exercise Right Privilege.

Impact on the Restructuring Transactions. If this proposition is approved by the Members and the CFTC, and thereafter becomes effective, the CBOT currently expects to revise certain aspects of the restructuring transactions in order to reflect the issuance of Exercise Right Privileges. It is currently anticipated that the restructuring transactions will be revised to provide that Exercise Right Privileges will be exchanged for the “Class C memberships” that are contemplated to be issued by the CBOT subsidiary.

THE BOARD RECOMMENDS ADOPTION OF THIS PROPOSITION.

/S/ Paul Draths

Paul J. Draths

Vice President and Secretary

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

APPENDIX A

AGREEMENT

This Agreement is made and entered into this 17th day of December, 2003 (“Effective Date”) by and between the Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation (the “CBOT”), and the Chicago Board Options Exchange, Incorporated, a Delaware non-stock corporation (the “CBOE”).

WHEREAS, paragraph (b) of Article Fifth of CBOE’s Certificate of Incorporation (“Article Fifth(b)”) provides, among other things, that every present and future member of the CBOT who applies for membership in the CBOE and who otherwise qualifies shall, so long as he remains a member of the CBOT, be entitled to be a member of the CBOE (this right of members of the CBOT to become members of the CBOE is referred to herein as the “Exercise Right”);

WHEREAS, the CBOT and the CBOE have entered into that certain Agreement dated as of September 1, 1992 (the “1992 Agreement”), and that certain Agreement dated as of August 1, 2001, which was subsequently amended and supplemented by letter agreements dated October 24, 2001, and September 13, 2002, among the CBOT, CBOE and CBOT Holdings, Inc., a Delaware stock corporation and wholly owned subsidiary of the CBOT (as amended and supplemented, the “2001 Agreement”), for the purpose of resolving disputes as to the meaning of certain terms used in Article Fifth(b) and the nature and scope of the Exercise Right in connection with a proposed restructuring of the CBOT and the expanded operation of the CBOT’s electronic trading system;

WHEREAS, the CBOT may pursue a strategic restructuring substantially as contemplated by that certain Registration Statement on Form S-4 (Registration No. 333-72184); and

WHEREAS, the CBOT and the CBOE have agreed that, in advance of the consummation of the proposed strategic restructuring of the CBOT (it being understood that the CBOT is not under any obligation to consummate that, or any other, strategic restructuring), the CBOT intends to issue to each of its 1,402 CBOT Full Members who request such issuance an “Exercise Right Privilege” (as defined below), which, to the extent provided herein, represents the Exercise Right privileges of the CBOT Full Membership in respect of which it was issued.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and agreements contained herein, the parties, in their own capacity and on behalf of their respective members, pursuant to the authorization of their respective Boards of Directors, agree as follows:

1.	DEFINITIONS.

For purposes of this Agreement, capitalized terms used but not otherwise defined herein shall have the meaning given to them in the 1992 Agreement.

(a)	“Exercise Right Privilege” means an Exercise Right that, to the extent provided in this Agreement, has been unbundled from the other rights embodied in a CBOT Full Membership in order to enable the unbundled Exercise Right Privilege to be issued by the CBOT in accordance with and subject to the CBOT’s Rules and Regulations to be adopted by CBOT in a form mutually agreed to by the parties, to any holder of one of the 1,402 outstanding CBOT Full Memberships who requests its issuance.

(b)	“Eligible CBOT Full Member” has the meaning set forth in the definition of that term in the 1992 Agreement, provided that if a CBOT Full Membership is one in respect of which the CBOT has issued the Exercise Right Privilege, an individual holder of such CBOT Full Membership shall be deemed to be an Eligible CBOT Full Member only if the individual: (i) is in possession of one (1) Exercise Right Privilege, (ii) is, as the holder of such CBOT Full Membership, in possession of all of the other rights or privileges appurtenant to a CBOT Full Membership, and (iii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a “CBOT Full Member” under the CBOT’s Rules and Regulations then in effect. Exercise Right Privileges may be separately bought, sold or leased, and may be unbundled and rebundled with CBOT Full Memberships in respect of which an Exercise Right Privilege has been issued, for purposes of qualifying the holder thereof as an Eligible CBOT Full Member, provided that neither the holder of a CBOT Membership in respect of which an Exercise Right Privilege has been issued who does not also possess an Exercise Right Privilege, nor a person who possesses an Exercise Right Privilege who does not also hold a CBOT Full Membership, shall be deemed to be an Eligible CBOT Full Member. The holder of a CBOT Full Membership in respect of which an Exercise Right Privilege has not been issued shall qualify as an Eligible CBOT Full Member if the requirements of the 1992 Agreement are satisfied, without having to possess an Exercise Right Privilege. For purpose of this definition, the words “possess” and “in possession of” shall be deemed to include possession by ownership or lease, or as a nominee.

(c)	“Eligible CBOT Full Member Delegate” has the meaning set forth in the definition of that term in the 1992 Agreement, provided that if a CBOT Full Membership is one in respect of which the CBOT has issued an Exercise Right Privilege, an individual delegate of such CBOT Full Membership shall be deemed to be an Eligible CBOT Full Member Delegate only if the individual: (i) is in possession of (A) one (1) Exercise Right Privilege and (B) all of the other rights or privileges appurtenant to a CBOT Full Membership, and (ii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a “CBOT Full Member Delegate” under the CBOT’s Rules and Regulations then in effect. Exercise Right Privileges may be separately bought, sold or leased, and may be unbundled and rebundled with the lease of CBOT Full Memberships in respect of which an Exercise Right Privilege has been issued, for purposes of qualifying the delegate thereof as an Eligible CBOT Full Member Delegate, provided that neither a delegate of a CBOT Membership in respect of which an Exercise Right Privilege has been issued who does not also possess an Exercise Right Privilege, nor a person in possession of an Exercise Right Privilege who is not also the delegate of a CBOT Full Membership, shall be deemed to be an Eligible CBOT Full Member Delegate. The delegate of a CBOT Full Membership in respect of which an Exercise Right Privilege has not been issued shall qualify as an Eligible CBOT Full Member Delegate if the requirements of the 1992 Agreement are satisfied, without having to possess an Exercise Right Privilege. For purpose of this definition, the words “possess” and “in possession of” shall be deemed to include possession by ownership or lease, or as a nominee.

(d)	“Nominee” means a nominee of an owner of an Exercise Right Privilege or CBOT Full Membership, as applicable, under the CBOT Rules and Regulations, as they may be amended from time to time; provided that any such amendment shall not have the effect of increasing the number of persons eligible to qualify as an Eligible CBOT Full Member under the terms of this Agreement, and to the extent not inconsistent with this Agreement, the 1992 Agreement.

2.	THE CBOT’S AGREEMENTS.

(a)	The CBOT agrees, in its own capacity and on behalf of its members, that only an individual who is an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate is a member of the CBOT within the meaning of Article Fifth(b) eligible to be an Exerciser Member, subject to the terms and conditions of this Agreement and, to the extent not inconsistent with this Agreement, the 1992 Agreement.

(b)	The CBOT agrees that subject to Section 9 below and in accordance with procedures specified in rules to be adopted by CBOT in a form mutually agreed to by the parties, it will issue the Exercise Right Privilege only once with respect of each of the 1,402 CBOT Full Memberships. No transfer of an Exercise Right Privilege or of any interest therein shall be valid or effective for any purpose whatsoever unless and until the transfer is duly reflected in the books and records of the CBOT. In no event shall the CBOT issue in the aggregate more than 1,402 Exercise Right Privileges. Subject to the foregoing, other persons, including but not limited to the CBOE, shall be free to purchase and to hold, lease or sell Exercise Right Privileges without limitation.

(c)	The CBOT shall maintain a registry that identifies by Membership number each CBOT Full Membership in respect of which an Exercise Right Privilege has been issued. Once the CBOT has issued an Exercise Right Privilege in respect of a CBOT Full Membership, the CBOT shall not thereafter issue another Exercise Right Privilege or any other instrument representing the Exercise Right or any interest therein in respect of that CBOT Full

Membership. Each person to whom it is proposed to transfer a CBOT Full Membership in respect of which an Exercise Right Privilege has been issued shall be required to acknowledge in writing, before the transfer of that CBOT Full Membership becomes effective, that the CBOT Full Membership may not be the basis for acquiring or maintaining a CBOE membership by exercise unless the holder (or delegate) of that CBOT Full Membership is and remains the holder or delegate of an Exercise Right Privilege.

(d)	The CBOT agrees to adopt and maintain in effect amended rules in a form mutually agreed to by the parties, commencing no later than sixty (60) days after this Agreement and/or all rule changes required to implement this Agreement have been approved by the CBOT membership. The CBOT shall not issue any Exercise Right Privileges until these rules are effective.

(e)	The CBOT shall furnish to the CBOE and shall update on a current basis a list of all holders and delegates of CBOT Full Memberships, specifying by membership number those CBOT Full Memberships in respect of which Exercise Right Privileges have been issued and those CBOT Full Memberships in respect of which Exercise Right Privileges have not been issued. The CBOT shall also furnish to the CBOE and shall update on a current basis a list of all holders and delegates of Exercise Right Privileges issued in respect of specified CBOT Full Memberships. For purposes of this paragraph (e), information pertaining to an event shall be deemed to have been furnished “on a current basis” if it is furnished no later than the opening of business on the business day immediately following the day when the event occurred.

3.	THE CBOE’S AGREEMENTS.

(a)	The CBOE agrees, on its own behalf and on behalf of its members, that an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate is a member of the CBOT within the meaning of Article Fifth(b), and is eligible to be an Exerciser Member, subject to the terms and conditions of this Agreement and, to the extent not inconsistent with the terms and conditions of this Agreement, the terms and conditions of the 1992 Agreement.

(b)	Subject to Section 9 below, the CBOE intends to make an offer to CBOT Full Members that, subject to the terms and conditions of the offer, will provide for the CBOE to purchase Exercise Right Privileges from those CBOT Full Members that accept the offer. The making of such an offer shall have no effect on the right of CBOT Full Members who choose not to accept the offer to become members of the CBOE by exercise, and those CBOT Full Members and their delegates shall continue to be entitled to become members of the CBOE by exercise in accordance with and subject to Article Fifth(b), this Agreement and, to the extent consistent with this Agreement, the 1992 Agreement.

(c)	The CBOE shall furnish to the CBOT and shall update on a current basis a list of all Eligible CBOT Full Members and Eligible CBOT Full Member Delegates who have become Exerciser Members, specifying the membership number associated with the CBOT Full Memberships and, where applicable, the Exercise Right Privileges that serve as the basis for their status as Exerciser Members. The CBOE shall also furnish to the CBOT and shall update on a current basis a list specifying the CBOT membership number associated with all Exercise Right Privileges that have been purchased or otherwise acquired by the CBOE. For purposes of this paragraph (c), information pertaining to an event shall be deemed to have been furnished “on a current basis” if it is furnished no later than the opening of business on the business day immediately following the day when the event occurred.

4.	INFORMATION SHARING. In addition to the information specified in Sections 2(e) and 3(c) above, the parties agree to provide to each other on a current basis (or as frequently as may otherwise be practicable) any other information in their possession reasonably necessary to determine the status of their members as Eligible CBOT Full Members, Eligible CBOT Full Member Delegates, holders of Exercise Privileges, and Exerciser Members. For purposes of this Section 4, information pertaining to an event shall be deemed to have been furnished “on a current basis” if it is furnished no later than the opening of business on the business day immediately following the day when the event occurred.

5.	FURTHER ASSURANCES. The parties shall take such further steps toward ensuring that their respective memberships understand the implications of this Agreement as they shall reasonably agree, including, without limitation, the development of appropriate materials for distribution to their respective memberships.

6.	GOVERNING LAW. Except to the extent that this Agreement is governed by any law of the United States or by a rule or regulation adopted by a regulatory agency pursuant to any such law, this Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Illinois, without regard to its conflicts of law doctrine.

7.	ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each party hereto, provided that no rights, obligations or liabilities hereunder shall be assignable by any party without the prior written consent of the other party.

8.	OTHER AGREEMENTS; INTEGRATION OF THIS AGREEMENT WITH CBOT RESTRUCTURING

TRANSACTIONS AND 2001 AGREEMENT. The 1992 Agreement shall remain in full force and effect, and the CBOT and the CBOE hereby reaffirm all of their respective rights and obligations thereunder, except that if any provision of the 1992 Agreement conflicts with any provision of this Agreement, the provisions of this Agreement shall control. The parties agree that prior to the effectiveness of the CBOT Restructuring Transactions, the terms of the CBOT Restructuring Transactions (as defined in the 2001 Agreement) and the terms and provisions of the 2001 Agreement shall be modified to take into account the issuance of Exercise Right Privileges pursuant to this Agreement and otherwise to be made consistent with the terms and provisions of this Agreement. Among other things, such modifications shall prevent the double issuance of interests representing the Exercise Right by providing that no membership or other interests representing the Exercise Right shall be issued in the CBOT Restructuring Transactions to holders of CBOT Full Memberships in respect of which Exercise Right Privileges have previously been issued. The parties agree that this Agreement, the 1992 Agreement and the 2001 Agreement reflect the complete and exclusive understanding and agreement of the parties concerning the Exercise Right, and supersede all prior proposals and communications (oral or written) by or between the parties on the same subject. The CBOT and the CBOE agree to be bound by this Agreement and not to take any action inconsistent with this Agreement.

9.	SCOPE OF AGREEMENT; APPROVALS. The CBOT and CBOE mutually agree that the interpretation of Article Fifth(b)

embodied in this Agreement is intended to apply solely under the circumstances involving the issuance of Exercise Right Privileges as described herein, and that such interpretation is appropriate and within the meaning and spirit of Article Fifth(b). The CBOT and the CBOE acknowledge that the interpretation of Article Fifth(b) embodied in this Agreement must be filed with and approved by the Securities and Exchange Commission (“SEC”) in order to become effective. The CBOE will submit any rule changes required to implement this Agreement and its proposal to make the offer to CBOT Full Members that is referred to in the fourth recital and in Section 3(a) of this Agreement to the SEC for its review and approval. The CBOE also intends to submit its proposal to make the offer to CBOT Full Members referred to herein to the approval of the CBOE membership. The CBOT intends to submit this Agreement and/or all rule changes required to implement this Agreement to its membership for approval, and subsequently to the Commodity Futures Trading Commission (“CFTC”) for its review and approval. The CBOT and the CBOE each agree to submit to the other for its review such party’s rule changes required to implement this Agreement at least ten days before the rule changes are filed with the SEC or the CFTC, as applicable. The CBOT and the CBOE shall each use its best efforts to obtain the above-described approvals from its respective membership and from the CFTC and the SEC, as applicable, in the most expeditious manner possible. If either the CBOT membership or the CBOE membership, or the SEC, the CFTC or both, refuse approval unless certain changes are made, the parties agree to consider in good faith the adoption of the necessary changes as expeditiously as possible. If the SEC, the CFTC or the membership of the CBOT or the CBOE thereafter refuse their approval, despite the parties’ good faith efforts, this Agreement shall be null and void, as if never executed, and neither party shall be deemed to be in any way bound by any term or provision, including any agreement or acknowledgement, of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED	BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
By: TITLE: By: TITLE:	By: TITLE: By: TITLE:

APPENDIX B

PROPOSED AMENDMENTS TO THE CBOT RULES AND REGULATIONS

GIVING EFFECT TO THE AGREEMENT, DATED DECEMBER 17, 2003, BETWEEN THE

CBOE AND CBOT

(Additions underlined; deletions struck through)

210.00 Full Member CBOE “Exercise” Privilege - In accordance with the Agreement entered into on September 1, 1992 (the “1992 Agreement”) between the Exchange and the Chicago Board Options Exchange (“CBOE”), Eligible CBOT Full Members who maintain all appurtenant trading rights and privileges of a full membership, including any new trading rights or privileges granted, assigned or issued to a CBOT full membership to the extent such right or privilege is deemed under the provisions of such Agreement to be appurtenant to a CBOT Full Membership, are eligible to become regular members of the CBOE pursuant to Article Fifth(b) of CBOE’s Certificate of Incorporation.–(“Article Fifth(b)”), as follows:

(a)	A CBOT Full Member may delegate all of his trading rights and privileges of full membership to an individual who will then be eligible to become a regular CBOE member pursuant to Article Fifth(b); provided, however, if a CBOT Full Member delegates some, but not all, of the appurtenant trading rights and privileges of full membership, then neither the member nor the delegate will be eligible to be a CBOE regular member pursuant to Article Fifth(b). No person who is not either an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate (See Rule 221.00(g)) shall knowingly apply to become, or knowingly remain, a regular member of CBOE pursuant to Article Fifth(b).

For purposes of the 1992 Agreement, an Eligible CBOT Full Member means an individual who at the time is the holder of one of the One Thousand Four Hundred Two (1,402) CBOT full memberships (“CBOT Full Memberships”) existing on the date of the 1992 Agreement and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership. In the event a CBOT Full Membership is registered for a partnership, corporation or other entity, only the individual who is the holder of such CBOT Full Membership and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership shall be deemed to be an “Eligible CBOT Full Member.” “Trading rights and privileges appurtenant to such CBOT Full Membership” means (1) the rights and privileges of a CBOT Full Membership which entitle a holder or delegate to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise during any segment of a trading day when trading is authorized; and (2) every trading right or privilege granted, assigned or issued by CBOT after the effective date of the 1992 Agreement to holders of CBOT Full Membership, as a class, but excluding any right or privilege which is the subject of an option granted, assigned or issued by CBOT to a CBOT Full Member and which is not exercised by such CBOT Full Member.

(b)	In accordance with the Agreement entered into on December 17 2003 between the Exchange and the CBOE (the “2003 Agreement”), and consistent with, and in furtherance of, the 1992 Agreement, the CBOT will issue upon written request to any individual, partnership, corporation or other entity that owns one of the One Thousand Four Hundred and Two (1402) CBOT Full Memberships an “Exercise Right Privilege,” which is the Exercise Right that, to the extent provided in the Rules and Regulations of the Exchange and the 2003 Agreement, has been unbundled from the other rights and privileges appurtenant to a CBOT Full Membership in order to enable the unbundled Exercise Right Privilege to be bought, sold or leased separate and apart from such CBOT Full Membership.

In accordance with the 2003 Agreement, and consistent with, and in furtherance of, the 1992 Agreement, if a CBOT Full Membership is one in respect of which the CBOT has issued the Exercise Right Privilege, an individual holder of such CBOT Full Membership shall be deemed to be an Eligible CBOT Full Member within the meaning of Paragraph (a) above only if the individual: (i) is in possession of one (1) Exercise Right Privilege, (ii) is, as the holder of such CBOT Full Membership, in possession of all of the other rights and privileges appurtenant to a CBOT Full Membership, and (iii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a “CBOT Full Member” under the Rules and Regulations then in effect. The holder of a CBOT Full Membership in respect of which an Exercise Right Privilege has not been issued shall qualify as an Eligible CBOT Full Member if the requirements of the 1992 Agreement are satisfied, without having to possess an Exercise Right Privilege.

Exercise Right Privileges may be separately bought, sold, leased, or otherwise transferred and may be unbundled and rebundled with CBOT Full Memberships in respect of which an Exercise Right Privilege has been issued, for purposes of qualifying the holder thereof as an Eligible CBOT Full Member. The unbundling and issuance, and the sale, lease or transfer of an Exercise Right Privilege by a CBOT Full Member shall not effect the status of such CBOT Full Member as a CBOT Full Member under these Rules, except to the extent otherwise provided in this Rule 210.00 and Rule 221.00. For purpose hereof, the words “possess” and “in possession of” shall be deemed to include possession by ownership or lease, or as a nominee.

(c)	In connection with the sale or transfer of a CBOT Full Membership in which the associated Exercise Right Privilege has been previously issued by the Exchange and sold or transferred to a third party, the seller or transferor and the purchaser or transferee shall acknowledge in writing in a manner acceptable to the Exchange that the CBOT Full Membership being transferred or acquired does not have associated with it an Exercise Right Privilege and therefore such purchaser or transferee, or such purchaser’s or transferee’s subsequent transferees, may not become a regular member of CBOE pursuant to Article Fifth(b) without otherwise possessing the Exercise Right Privilege. A copy of such written acknowledgement shall be maintained by the CBOT in accordance with applicable document retention policies and procedures. The ownership of every Exercise Right Privilege shall be recorded in the books and records of the Exchange. No claim of ownership of an Exercise Right Privilege shall be recognized, and no sale, lease or other transfer of an Exercise Right Privilege or of any interest therein shall be valid or effective for any purpose whatsoever, unless and until it is duly reflected in the books andrecords of the CBOT. Subject to the foregoing, persons and entities who are not Members of the Exchange or otherwise the holders of Membership Interests of the Exchange, including, without limitation, the CBOE, shall be free to purchase and to hold, lease or sell Exercise Right Privileges, and notwithstanding anything else to the contrary in Regulation 249.01 or any other Rule or Regulation of the Exchange, shall not be obligated to apply or qualify for membership at the Exchange solely for purposes of purchasing, holding, leasing or selling Exercise Right Privileges.

(d)	Without limiting the application of other Rules and Regulations of the Exchange to Exercise Right Privileges, for purposes of clarity, Rules 252.00 and 276.00 and Regulation 249.01 shall be deemed to apply to Exercise Right Privileges, and the holders, transferors and transferees thereof, in the same manner as Memberships and Membership Interests, and, in each case, the holders, transferors and transferees thereof, unless the context requires otherwise, and except that the CBOE shall be permitted to make one or more offers to purchase a substantial number of Exercise Right Privileges from the holders thereof and to acquire and own Exercise Right Privileges purchased in such offers without regard to the requirements of Regulation 249.01 other than the requirements of Regulation 249.01 reasonably related to the filing and settlement of claims against the proceeds of any such purchase by the CBOE pursuant to Rule 252.00, which shall in all circumstances apply to purchases of Exercise Right Privileges by the CBOE. In addition, the CBOE shall not be obligated to pay to the CBOT a transfer fee pursuant to Rule 243.00 upon consummation of one or more transactions in connection with any offer by it to purchase a substantial number of Exercise Right Privileges. For purposes of this Paragraph (d), a “substantial number of Exercise Right Privileges” shall mean an amount equal to the greater of (1) 20% of the Exercise Right Privileges then in existence, whether bundled or unbundled from CBOT Full Memberships, and not held by the CBOE and (2) 50 Exercise Right Privileges.

221.00 Delegation

(g)(i)	In accordance with the Agreement entered into on September 1, 1992 (“the 1992Agreement”) between the Exchange and the Chicago Board Options Exchange (“CBOE”), only an individual who is an “Eligible CBOT Full Member” or an “Eligible CBOT Full Member Delegate”, as those terms are defined in the Agreement, is a “member” of the Exchange within the meaning of paragraph (b) of Article Fifth of CBOE’s Certificate of Incorporation (“Article Fifth(b)”) and only such individuals are eligible to become and to remain regular members of the CBOE pursuant to Article Fifth(b). No person who is not either an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate shall knowingly apply to become, or knowingly remain, a regular member of CBOE pursuant to Article Fifth(b).

(g)(ii)	For purposes of the “1992 Agreement”, an “Eligible CBOT Full Member Delegate” means the individual to whom a CBOT Full Membership is delegated (leased) and who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership. “Trading rights and privileges appurtenant to such CBOT Full Membership” means (1) the rights and privileges of a CBOT Full Membership which entitle a holder or delegate to trade as principal and broker for others in all contracts traded on the CBOT, whether by open outcry, by electronic means, or otherwise, during any segment of a trading day when trading is authorized; and (2) every trading right or privilege granted, assigned or issued by CBOT after the effective date of this Agreement to holders of CBOT Full Memberships, as a class, but excluding any right or privilege which is the subject of an option granted, assigned or issued by CBOT to a CBOT Full Member and which is not exercised by such CBOT Full Member.

(g)(iii)	In accordance with the Agreement entered into on December 17 2003 between the Exchange and the CBOE, and consistent with, and in furtherance of, the 1992 Agreement, if a CBOT Full Membership is one in respect of which the CBOT has issued an Exercise Right Privilege, an individual delegate of such CBOT Full Membership shall be deemed to be an Eligible CBOT Full Member Delegate only if the individual: (i) is in possession of (A) one (1) Exercise Right Privilege and (B) all of the other rights and privileges appurtenant to a CBOT Full Membership, and (ii) meets the applicable membership and eligibility requirements of the CBOT and is deemed to be a “CBOT Full Member Delegate” under the Rules and Regulations of the Exchange then in effect. The delegate of a CBOT Full Membership in respect of which an Exercise Right Privilege has not been issued shall qualify as an Eligible CBOT Full Member Delegate if the requirements of the 1992 Agreement are satisfied, without having to possess an Exercise Right Privilege.

Exercise Right Privileges may be separately bought, sold, leased, or otherwise transferred and may be unbundled and rebundled with the lease of CBOT Full Memberships in respect of which an Exercise Right Privilege has been issued, for purposes of qualifying the delegate thereof as an Eligible CBOT Full Member Delegate. For purpose hereof, the words “possess” and “in possession of” shall be deemed to include possession by ownership or lease, or as a nominee.

(g)(iv)	In connection with the delegation (lease) of a CBOT Full Membership in which the associated Exercise Right Privilege has been previously issued by the Exchange and sold or transferred to a third party, the delegation agreement contemplated in Paragraph (b) above shall provide, among other things, that the delegate acknowledges that the CBOT Full Membership being delegated (leased) does not have associated with it an Exercise Right Privilege and therefore such delegate may not become a regular member of CBOE pursuant to Article Fifth(b) without otherwise possessing the Exercise Right Privilege.

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